Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No.: 333-172161

Maximizing Value for the Shareholders of CAPITAL GOLD CORPORATION

March 2011

Cautionary Note Regarding Forward-Looking Statements

Certain statements and other information included in this presentation constitute forward-looking statements. All statements in this presentation, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, re-rating upside, future market capitalization or share price, expected production or cash costs, reserves and resources, business and financial prospects, future trends, plans, strategies, objectives and expectations, including with respect to production, cash costs, exploration, drilling and events or future operations following the proposed combination with Capital Gold. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Timmins’ control, which could cause actual results to differ materially from such forward-looking statements. Forward-looking statements are generally identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed. Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, (1) Capital Gold or its shareholders failure to accept Timmins’ proposal, vote against the Gammon deal or replace the Capital Gold board, (2) Timmins shares having a market value lower than expected, (3) the businesses of Timmins and Capital Gold not being integrated successfully or such integration being more difficult, time-consuming or costly than expected, (4) the expected benefits from the transaction not being fully realized or realized within the expected time frame, (5) the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, (6) disruption from the proposed transaction making it more difficult to maintain relationships with employees and suppliers, (7) market prices, (8) exploitation and exploration successes, (9) cost of gold and silver production including changes in or the availability of supplies and consumables, (10) the recovery of gold and silver from the leach pads and (11) continued availability of capital and financing, and general economic, market or business conditions. Timmins disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable law. The forward-looking statements in this presentation are based on certain assumptions and analyses made by Timmins in light of its experience and perception of historical trends, current conditions and expected future developments as well as other factors Timmins believes are appropriate in the circumstances. All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although Timmins believes these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CGC’s acceptance of Timmins’ proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Timmins shares, future production and cash costs, the ability to realize of reserves, the ability to successfully integrate Capital Gold within expected time frames and costs, and realize the expected benefits from the combination of Timmins and Capital Gold and Timmins ability to maintain relationships with employees and suppliers during the course of the proposed transaction.

2

PROTECT THE VALUE OF YOUR INVESTMENT

Preserve Your Opportunity to Receive Maximum Value for Your Shares:

Vote AGAINST the Gammon Deal on Timmins’ GOLD Proxy Card

Defeat the Gammon Deal at the March 18th Capital Gold Shareholder Meeting

Clear The Path for The Superior Timmins Offer:

CONSENT to replacing the Capital Gold Board on Timmins’ BLUE Consent Card

Replace the Board of Capital Gold with a new slate of Independent Directors committed to getting the best deal for Capital Gold Shareholders

3

Company Overview—Capital Gold Corp.

Key asset: the El Chanate Gold Mine in Sonora Mexico

El Chanate is an open pit heap leach operation expected to produce 60,000 oz. Au in 2011 at a cash cost of ~$470/ oz

Capital Gold recently completed the acquisition of Nayarit Gold

Royalty of 4% (up to $18 million) payable to Royal Gold

Reserves and Resources

El Chanate Category* Tonnes Grade (g/T) Ounces Au

Proven and Probable Reserves Measured and Indicated Resources Inferred Resources 70,557,000 4,613,000 6,135,000 0.66 0.47 0.80 1,504,000 69,000 157,000

*M&I Resources exclude P&P Reserves

Capital Structure

Share Price(1) C$5.40

Shares O/S(1) 61.3 million

Shares O/S (FD)(1) 65.4 million

Cash(2) C$9.3 million

Debt(2) C$3.5 million

MC(1) C$331.0 million

EV(3) C$325.2 million

Key Holders:

Sprott Asset Management(4) 12.5%

Van Eck Global(4) 6.8%

(1) As at Feb 25, 2011 (2) as at Oct 31, 2010

(3) Cash and Debt as at Oct 31, 2010

(4) Based on Gammon F-4

4

Company Overview – Timmins Gold Corp.

- Key asset: the San Francisco Gold Mine in Sonora Mexico
- San Francisco is an open pit heap leach operation with expected annual production of 100,000 oz. Au at a cash cost of $489/oz (Life of Mine)
- Completed on budget for CAPEX of <$40 million
- Exploration drilling at San Francisco is ongoing:
  - Recent drill results include 10.67 m grading 7.51 g/t Au and 6.09 m grading 2.88 g/t Au intercepted up to 130 m Southeast of San Francisco Pit
- Recently staked 95,000 hectare of exploration claims along the corridor between Capital Gold's El Chanate mine and Timmins' San Francisco mine
- Experienced Mexican management and operation team with capacity and resources to make improvements at El Chanate



Capital Structure	
Share Price[1]	C$2.36
Shares O/S[1]	**136.8 million**
Shares O/S (FD)[1]	145.1 million
Cash[2]	C$4.0 million
Debt[2]	C$22.8 million
MC[1]	C$366.6 million
EV[3]	C$385.4 million
Key Holders:	
Pacific Road Capital	19.2%
Sprott Asset Management	14.3%

(1) as at Feb 25, 2011
(2) as at Dec 31, 2010
(3) MC as at Feb 25, 2011. Cash and Debt as at Dec 31, 2010

Reserves and Resources

San Francisco			
Category	Tonnes	Grade (g/T)	Ounces Au
Proven and Probable Reserves	34,932,000	0.70	780,000
Measured and Indicated Resources*	42,561,000	0.72	984,000
Inferred Resources	10,308,000	0.63	208,000

* M&I Resources include P&P Reserves

TIMMINS GOLD CORP

5

Timmins and Capital Gold: A Strategic Combination

This picture tells the story. Gammon is not in the picture.

6

Timmins’ Superior Share Performance

As at Feb 25, 2011

1	Year Share Price Appreciation

120%

100%

80%

60%

40%

20%

0%

-20%

Alleid Nevada Gold corp.

New gold, Inc.

Timmins Gold Corp.

IAMGOLD Corp.

Alamos gold Inc.

Eldorado Gold corp.

Agnico-Eagle Mines Ltd.

Yamana Gold, Inc.

Minefinders corp. Ltd.

Gammon Gold, Inc.

Source: Bloomberg

7

Timmins: The Superior Proposal Overview of Timmins’ Superior Proposal

Timmins to issue 2.27 Timmins shares for each Capital Gold Share

The Combined Company will be 50.5% owned by Capital Gold shareholders and 49.5% by Timmins’ shareholders

The Combined Company will be a Mexico-focused, Mid-Tier Gold Producer, expected to have:

2011 (E) production of 160,000 oz. Au

Combined Proven and Probable Reserves of ~2.2 million oz. Au

The Combined Company will benefit from:

Re-rating upside potential

Stronger market presence, liquidity, trading volume

Larger market cap >$700 million (BEFORE potential re-rating)

Management team with track record of building shareholder value

Experienced operations team based in the region

Enhanced exploration opportunities throughout the district

8

Timmins: The Superior Proposal

Re-Rating Upside as a Mid-Tier (Tier 3) Gold Producer

Capital Gold’s financial advisor acknowledged the significance of the re-rating potential of a Timmins-Capital Gold merger and, compared to the Gammon deal, said: “the long-term valuation re-rating was potentially greater under a transaction with Timmins Gold.” Gammon F-4 (2/15/2011), page 60

Tier 3 gold producers typically trade at multiples that are significantly higher than emerging or junior gold producers such as Timmins and Capital Gold

For example, Gammon’s gold production in 2010 was 103,000 oz. Au, or 184,000 oz. Au equivalents (includes silver), Gammon’s reserves are approximately 1.5 million oz. Au and Gammon has a market capitalization of approximately US$1.25 billion

The Combined Company resulting from the merger of Timmins and Capital Gold is expected to have 2011 production of 160,000 oz. Au and reserves of 2.2 million oz. Au, making the Combined Company a solid Tier 3 gold producer with gold production and reserves in excess of Gammon

If the Combined Company is re-rated and trades at a level comparable to Gammon, it should have a market capitalization of approximately US$1.25 billion,* or approximately US$4.40* per Timmins share,** which is the equivalent of an approximately 80% lift over the current Timmins share price*

Based on the 2.27 exchange ratio, this would imply a value for each Capital Gold share of approximately US$10.00*

Because Gammon is a Tier 3 gold producer and already trades at Tier 3 comparable multiples, Capital Gold shareholders cannot expect a re-rating of Gammon shares to result from the sale of Capital Gold to Gammon

* This is NOT a prediction of a future trading price, see “Cautionary Note Regarding Forward-Looking Statements” ** Based on approximately 285 million Timmins shares outstanding after the combination of Capital Gold and Timmins

Timmins: The Superior Proposal

By Share Price

As of February 25, 2011, the Timmins proposal was worth US$5.58 per Capital Gold share based on a 60 trading day VWAP, compared to Gammon’s offer which was worth US$4.95 based on a 60 trading day VWAP

Based on the 60 trading day VWAP, the Timmins proposal exceeds the Gammon offer by US$0.63, or 13%, per Capital Gold share

By Trading History

As of February 25, 2011, the value of the Timmins proposal exceeded the value of the Gammon offer in 56 out of 60 trading days

By Capital Gold Shareholder Support

> 20.3% of Capital Gold shareholders have signed support agreements

Other significant Capital Gold shareholders have advised Timmins in writing of their support for the Timmins proposal

The Chronicles of Gammon: A True Story Chapter One: The Mexgold Experience

May 26, 2006: Mexgold 20 day VWAP price is US$5.59

May 29, 2006: Gammon/Mexgold announce acquisition of Mexgold by Gammon

Mexgold shareholders received 0.47 shares of Gammon for each Mexgold share

The implied value of a share of Mexgold today: US$4.17

A decline of 25%, while gold prices increased from US$654 to US$1,402

$12.00

$10.00

$8.00

$6.00

$4.00

$2.00

$0.00

$1,600.00 $1,400.00 $1,200.00 $1,000.00 $800.00, $600.00

$400.00 $200.00 $0.00

Source: Capital IQ

The Chronicles of Gammon: A True Story

Chapter Two: Over promise, Under deliver

Scene 1: On April 2, 2007, Gammon announces that it expects to produce 400,000 gold equivalent ounces in 2007

Scene 2: On April 9, 2007, Gammon announces a C$200,000,000 bought deal financing at

C$20 per share

Scene 3: On January 21, 2008, Gammon announces Q4 production for 2007, bringing total reported 2007 production to 224,342 gold equivalent ounces—missed guidance by 44%

Scene 4: On February 5, 2008, McKenna v. Gammon Gold Inc. et al. Gammon is named in a Class Action lawsuit claiming misrepresentation. The Class is certified. The Action continues.

Scene 5: Fiscal year 2009 guidance of 185,000—205,000 oz. Au, actual production of

136,309 oz. Au—missed guidance by 30%

Scene 6: Fiscal year 2010 guidance of 150,000 – 180,000 oz. Au, actual production of

103,220 oz. Au—missed guidance by 37%

The Chronicles of Gammon: A True Story

Chapter Three: Gammon Replaces Key Management

350

300

250

200

150

100

50

0

-50 -100

Timmins Gold stock significantly outperforms Gammon and the indexes

Sept 24 2007,

Gammon Replaces Key Management

Timmins Gold

+ 287%

Gammon Gold

- 24%

Source: Capital IQ

The Chronicles of Gammon: A True Story

Conclusion: *SELLER, BEWARE!*

GAMMON DISAPPOINTS	TIMMINS DELIVERS
• Mexgold shareholders learned the hard way • They saw the value of their investment decline 25% since they traded Mexgold shares for Gammon shares	• During the same period, Timmins developed San Francisco mine on budget, achieved successful production, expanded reserves and staked significant new claims in the district
• Since new key management was hired, the value of Gammon shares has declined 24%	• During the same period Timmins stock has appreciated 287%
• Promises 150,000 – 180,000 oz Au production for 2010 • Delivers 103,220 oz Au	• At the commencement of production at the San Francisco mine, Timmins announces expected annual gold production rate of **80,000 oz.** by the end of 2010, based on the production rate achieved at Q3 (31/12/10)
• June 17, 2010: Gammon closes El Cubo mine • August 6, 2010: Gammon announces a goodwill and asset impairment charge of US$193.3 million	• Timmins has produced new mine plan and increased annual production guidance to 100,000 oz. Au

TIMMINS GOLD CORP

14

A Flawed Process

Sales Process Appears to Have Favored Gammon Over All Other Bidders

Capital Gold Board allowed Gammon to have a 6 month head start to negotiate a transaction

They signed an LOI with Gammon that included a US$10.3 million termination fee

They chose to meet often with Gammon, while rejecting Timmins’ attempts at meaningful dialogue

They announced a deal with Gammon, which included many off-market terms (including a US$2.0 million unilateral termination right for Gammon), when the value of the Timmins proposal exceeded the value of the Gammon offer by US$0.44 per Capital Gold share

They did not declare the Timmins proposal superior and trigger Gammon’s matching right in January to force Gammon to increase its bid, even though the value of the Timmins proposal exceeded the value of the Gammon offer by more than US$1.00 per Capital Gold share

Now is the time for a fresh perspective: Now is the time to REPLACE the Board of Capital Gold

PROTECT THE VALUE OF YOUR INVESTMENT

Vote AGAINST the Gammon Deal on the Timmins GOLD Proxy Card:

Timmins is determined to move swiftly to complete a merger with Capital Gold

Timmins has filed its F-4 with the SEC, which is currently reviewing it

Timmins expects to commence the Exchange Offer as soon as practicable

CONSENT to Replacing the Capital Gold Board on the Timmins BLUE Consent Card:

As a practical matter, under Delaware law and the Capital Gold charter, a transaction with Timmins will require approval of the Capital Gold Board

Timmins urges you to elect a new slate of Independent Directors who are committed to getting the best deal for Capital Gold shareholders

Contact

Bruce Bragagnolo

CEO & Director

(t)	604-638-8980 (c) 604-417-9517

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders Call Toll-Free: 877-800-5182 Banks & Brokers Call Collect: 212-750-5833

Cautionary Note Regarding Mineral Reserve Estimates

Timmins is subject to the reporting requirements of the applicable Canadian securities laws, and as a result we report our mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by the SEC Industry Guide 7 (“Guide 7”). This presentation includes reserves reported in accordance with Guide 7 and also includes reserves and resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, we report “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report resources in documents filed with the SEC. As such, certain information contained in this presentation concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. In addition, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and you cannot assume thtat all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC.

Important Information

This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This presentation relates to a business combination transaction with Capital Gold proposed by Timmins Gold. This material is not a substitute for the prospectus/offer to exchange Timmins Gold has filed with the SEC regarding the exchange offer and will send or give to Capital Gold stockholders when the exchange offer is commenced or for any other document which Timmins Gold may file with the SEC and Canadian securities regulators and send to Timmins Gold or Capital Gold stockholders in connection with the exchange offer. INVESTORS AND SECURITY HOLDERS OF TIMMINS GOLD AND CAPITAL GOLD ARE URGED TO READ THE PROSPECTUS/OFFER TO EXCHANGE AND ANY OTHER DOCUMENTS FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORS CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. Such documents, as well as solicitation statements relating to the Consent Solicitation and the Proxy Solicitation, are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330, or at the web site maintained by the Canadian securities regulators at www.sedar.com, or by directing a request to Timmins Gold at Suite 520—609 Granville Street, Vancouver, BC, Canada V7Y-1G5 or at www.timmins.com.

Timmins Gold and its directors and executive officers and other persons may be deemed to be participants in any solicitation of proxies from Capital Gold’s shareholders in respect of the proposed transaction with Capital Gold. Information regarding Timmins Gold’s directors and executive officers will be available in a prospectus/proxy statement Timmins Gold filed with the SEC and Canadian securities regulators regarding the proposed transaction. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement or other documents filed with the SEC and Canadian securities regulators in connection with the proposed transaction.